Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint press release issued by Epicor Software Corporation and Scala Business Solutions on March 31, 2004.

For immediate release

Contacts:	Valerie Brodie	Neville Hobson
	VP, IR & Corporate Communications	VP Corporate Communication
	Epicor Software Corporation	Scala Business Solutions
	Irvine, CA, USA	Amsterdam, The Netherlands
	Phone +1 949-585-4293	Phone +31 20 427 4361
	E-mail vbrodie@epicor.com	E-mail neville.hobson@scala.net

Epicor Plans to File U.S. Registration Statement for Exchange Offer for Scala Business Solutions

AFM Grants Extension until June 11

for Making Offer Documentation Available

IRVINE, Calif., USA, and AMSTERDAM, The Netherlands – March 31, 2004 – Epicor® Software Corporation (NASDAQ: EPIC) and Scala® Business Solutions NV (Euronext: A.SCALA) today announced that Epicor intends to file a preliminary S-4 registration statement with the SEC during the week of April 5, 2004, relating to Epicor’s previously announced exchange offer for Scala.

Based on recent changes in U.S. holdings in Scala shares, the companies have determined that the exemption from U.S. registration requirements in reliance on the SEC’s Rule 802 is not available. As a result, Epicor will now pursue U.S. registration of the shares to be issued in the Scala transaction. Under U.S. securities law, Epicor can only commence the exchange offer once the S-4 Registration Statement has been declared effective by the SEC.

The Dutch regulator, AFM (the Netherlands Authority for the Financial Markets), has granted Epicor an extension until June 11, 2004, to make the offer documentation available in The Netherlands, from the previously-granted extension date of March 31. However, Epicor expects to make the offer documentation available and commence the offer period as soon as

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the SEC S-4 registration statement becomes effective, which typically takes between 2 and 8 weeks from the date of filing the preliminary S-4 registration statement.

The consideration offered remains unchanged – a cash price of US$1.8230 per Scala share plus 0.1795 shares of Epicor’s common stock subject to adjustment, if any, as previously announced.

Both companies reconfirm their commitment to the planned business combination and the numerous synergies and strategic opportunities of the combined entity as previously announced. Epicor’s Board of Directors reconfirms its full commitment to this strategic transaction. Scala’s Supervisory Board and Managing Board reconfirm their full support for Epicor’s public offer, and recommend that shareholders accept it.

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About Epicor Software Corporation

For 20 years, Epicor has been a recognized leader dedicated to providing integrated enterprise software to midmarket companies around the world. With over 15,000 customers, Epicor delivers end-to-end, industry-specific solutions that enable companies to immediately improve business operations and build competitive advantage in today’s Internet economy. Epicor’s comprehensive suite of integrated software solutions for Customer Relationship Management, Financials, Manufacturing, Supply Chain Management, and Services Execution and Control provide the scalability and flexibility to support long-term growth. Epicor’s solutions are complemented by a full range of services, providing single point of accountability to promote rapid return on investment and low total cost of ownership. Epicor’s worldwide headquarters is located in Irvine, California with offices and affiliates around the world. For more information, visit the company’s Web site at www.epicor.com.

About Scala Business Solutions

Scala Business Solutions offers a collaborative ERP system to make business simple. Whether companies do business in established or emerging markets, or even in some of the world’s most difficult-to-get-to places, Scala offers them the most complete, integrated ERP, CRM and SCM solution on a Web services platform to help them increase their business efficiency and productivity.

Scala has the local know-how and expertise to deliver results for businesses anywhere in the world, gained from over 25 years working with international companies and their subsidiaries and divisions in all types of industries. Scala delivers software and services which support local currencies, accounting regulations and legal requirements in more than 30 languages in over 140 countries.

Scala is listed on the Euronext Amsterdam Stock Exchange (symbol: SCALA). 2002 revenue was US$ 73.4 million (€ 77.8 million).

Visit Scala’s Web site at www.scala.net for press information including press releases, information for investors, and company and product information.

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Epicor is a registered trademark of Epicor Software Corporation. All other trademarks referenced are the property of their respective owners.

© 2004 Scala Business Solutions NV. All rights reserved. The Scala logo, Scala® and iScala® are registered trademarks. Other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

These forward looking statements include statements regarding the expected date of filing of the registration statement on Form S-4, the availability of the offer documentation and commencement of the offer period, the purchase price, the expected benefits of the transaction and other statements that are not historical fact. These forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to satisfy conditions to closing, including regulatory approvals, changes in the public markets for Epicor and Scala stock, the companies’ ability to integrate operations and retain key personnel; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Annual report on Form 10-K, for the period ended December 31, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information and Where To Find It

Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus and offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. In such case, the offering memorandum and prospectus will be made available to Scala shareholders and the shareholders of Scala are urged to read these documents and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. The prospectus will not be a prospectus as referred to in article 3 paragraph 2 sub b of the 1995 Act on the Supervision of the Dutch Securities Trade (Wte 1995). The Netherlands Authority for the Financial Markets (AFM) has granted Epicor a dispensation from the requirement pursuant to article 3 paragraph 1 of the aforementioned Act. Investors and shareholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Epicor on Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/ or on Scala’s Investor Relations page on its corporate Web site, www.scala.net/investors/epicor/.

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